SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information: ______________________________________________________________________

Name:

AlphaCentric Prime Meridian Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

36 North New York Avenue

Huntington, NY 11743

Telephone Number (including area code): 1-631-629-4237

Name and address of agent for service of process:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

With Copies to:

JoAnn M. Strasser, Thompson Hine LLP

Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, Ohio 43215

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X] No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the sole Trustee of the registrant has caused this notification of registration to be duly signed on its behalf in the City of Columbus and State of Ohio on the 3rd day of February 2017.

ALPHACENTRIC PRIME MERIDIAN INCOME FUND

By: /s/ Andrew Davalla

Andrew Davalla

Sole Trustee

Attest: /s/ Michael V. Wible

Michael V. Wible